UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

STERLING FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

859319303

(CUSIP Number)

ROBERT B. KNAUSS, ESQ.

MANAGING DIRECTOR AND GENERAL COUNSEL

WARBURG PINCUS LLC

450 LEXINGTON AVENUE

NEW YORK, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

EUNU CHUN, ESQ.

WILLIAM B. SORABELLA, ESQ.

KIRKLAND & ELLIS LLP

601 LEXINGTON AVENUE

NEW YORK, NY 10022

212-446-4800

April 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 859319303	Page 2

1	Name of reporting person Warburg Pincus Private Equity X, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person PN

13D

CUSIP No. 859319303	Page 3

1	Name of reporting person Warburg Pincus X Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person PN

13D

CUSIP No. 859319303	Page 4

1	Name of reporting person Warburg Pincus X, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person PN

13D

CUSIP No. 859319303	Page 5

1	Name of reporting person Warburg Pincus X LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person 00

13D

CUSIP No. 859319303	Page 6

1	Name of reporting person Warburg Pincus Partners LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person 00

13D

CUSIP No. 859319303	Page 7

1	Name of reporting person Warburg Pincus & Co.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

13D

CUSIP No. 859319303	Page 8

1	Name of reporting person Warburg Pincus LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person 00

13D

CUSIP No. 859319303	Page 9

1	Name of reporting person Charles R. Kaye
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

13D

CUSIP No. 859319303	Page 10

1	Name of reporting person Joseph P. Landy
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

This Amendment No. 3 (the “Amendment No. 3”) amends the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 3, 2010, as amended and supplemented by amendment No. 1 (the “Amendment No. 1”), filed on October 25, 2010, and as amended and supplemented by amendment No. 2 (the “Amendment No. 2”), filed on September 13, 2013 (the Initial Statement as amended and supplemented by the Amendment No. 1 and the Amendment No. 2, the “Amended Statement”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-Chief Executive Officers of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial Statement and any amendments thereto.

Except as specifically amended by this Amendment No. 3, items in the Amended Statement are unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Amended Statement is hereby amended and supplemented as follows:

On April 18, 2014 (the “Closing Date”), pursuant to that Agreement and Plan of Merger (the “Merger Agreement”) entered into on September 11, 2013 between Sterling Financial Corporation, a Washington corporation (“Sterling”) and Umpqua Holdings Corporation, an Oregon corporation (“Umpqua”), (i) Sterling merged with and into Umpqua (the “Merger”), with Umpqua as the surviving corporation in the Merger, (ii) each share of the common stock, no par value per share, of Sterling (the “Common Stock”) was converted into 1.671 shares of the common stock of Umpqua and $2.18 in cash, and (iii) the Warrant automatically ceased to represent a warrant to purchase shares of Common Stock and was converted into a warrant exercisable for the merger consideration into which the shares of Common Stock issuable upon exercise of the Warrant immediately prior to the time when the Merger became effective on the Closing Date (the “Effective Time”) would have been entitled to receive upon consummation of the Merger, and Umpqua assumed the Warrant subject to its terms, as so adjusted.

On April 15, 2014, WP X entered into a letter agreement (the “Letter Agreement”) amending certain terms of the Investor Letter Agreement, dated as of September 11, 2013, by and among WP X, Umpqua and Sterling (the “Investor Letter Agreement”) and the Investment Agreement, dated as of May 25, 2010 by and among WP X, Umpqua and Sterling (the “Investment Agreement”), contingent upon the occurrence of the Merger, which provides, among other things (a) effective as of immediately prior to, but subject to the occurrence of, the Effective Time (i) WP X irrevocably and permanently waives its right to appoint a director and thus all rights pursuant to Section 4.4 of the Investment Agreement and (ii) Section (b) of Exhibit A to the Investment Letter Agreement shall be deleted in its entirety and replaced with “Section 4.4 of the Investment Agreement shall be deleted in its entirety and replaced with: “[Reserved]””; and (b) Umpqua agrees that the waiver set forth in item (a) above is, if the Effective Time occurs, an irrevocable and permanent waiver of the WP X’s director designation rights in accordance with Section 1.12(b)(z) of the Merger Agreement.

The foregoing description of the Letter Agreement is a summary only and is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 8 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated as follows:

(a) As of April 18. 2014, WP X and each of the Warburg Pincus Reporting Persons were no longer deemed to beneficially own shares of Common Stock.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) WP X and each of the Warburg Pincus Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock on April 18, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7. Materials to Be Filed as Exhibits

In addition to the exhibits previously filed with the Amended Statement, the following additional exhibit is filed herewith:

Exhibit 8	Investor Agreement, dated as of April 15, 2014, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Umpqua Holdings Corporation and Sterling Financial Corporation.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2014	WARBURG PINCUS PRIVATE EQUITY X, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS X PARTNERS, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS X, L.P.

	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS X LLC

	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS PARTNERS LLC

	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Robert B. Knauss
Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Robert B. Knauss
Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

*	Power of Attorney given by Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 3, 2010, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.**

Exhibit 2	Investment Agreement, dated as of May 25, 2010, between Sterling Financial Corporation and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on May 27, 2010) and amendment thereto, dated as of August 19, 2010 (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on August 20, 2010).**

Exhibit 3	Shareholder Rights Plan, dated as of April 14, 2010, between Sterling Financial Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to Sterling’s Current Report on Form 8-K, filed on April 15, 2010).**

Exhibit 4	Passivity Commitments Letter, dated as of August 23, 2010, from Warburg Pincus Private Equity X, L.P. to the Board of Governors of the Federal Reserve System.**

Exhibit 5	Articles of Amendment of Convertible Participating Voting Preferred Stock, Series B, Sterling Financial Corporation (incorporated by reference to Exhibit 3.3 to Sterling’s Current Report on Form 8-K, filed on August 30, 2010).**

Exhibit 6	Warrant, dated as of August 26, 2010, between Sterling Financial Corporation and Warburg Pincus Private Equity X, L.P.**

Exhibit 7	Investor Letter Agreement, dated as of September 11, 2013, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. Umpqua Holdings Corporation and Sterling Financial Corporation.**

Exhibit 8	Investor Agreement, dated as of April 15, 2014, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Umpqua Holdings Corporation and Sterling Financial Corporation.

**	Previously Filed